March 1, 2005

Mr. John Cash

Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549-0510

Re:          TRC Companies, Inc.
Form 10-K for the fiscal year ended June 30, 2004
File No. 1-9947

Dear Mr. Cash:

This letter is in response to the comments contained in your letter of February 8, 2005.  We were granted an additional 5 business days to respond to your letter during our discussions with Patricia Armelin, Staff Accountant, on February 10, 2005.

We believe we have thoroughly responded to all of the staff’s comments and remain available to discuss the comments with the Commission’s staff to resolve any outstanding matters.

Annual Report on Form 10-K for the year ended June 30, 2004

General

1.                                      Please state on the cover of your Form 10-K the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold on the last business day of your most recently completed second quarter.

In future Form 10-K filings, the Company will disclose the voting and non-voting common equity held by non-affiliates as of the last business day of the second quarter.  The aggregate market value of the registrant’s voting and non-voting common stock held by non-affiliates on December 31, 2003 was $213,400,000, the most recently completed quarter as of June 30, 2004.

Item 7.  Management’s Discussion and Analysis

2.                                      Please consider expanding your discussion to address the following:

•                  Add an executive level overview which would discuss information regarding relevant economic or industry wide factors, general information regarding how revenue is earned, cash is generated and known material trends.

•                  Provide a tabular presentation of the items that impacted net sales and operating profit.

•                  Describe in greater detail the underlying reasons for organic growth such as changes in demand, price, competition, etc.

Note that this is not meant to represent an all-inclusive list of where your MD&A could be improved.  We encourage you to provide quantification of amounts and further classification throughout your discussion.  See Item 303(a)(3) of Regulation S-IC and the SEC Interpretive Release No. 33-8350 dated December 19, 2003.

The Company will expand its MD&A in future filings to address the above issues.

In the registrant’s Form 10-Q for the quarterly period ended December 31, 2004 filed with the Commission on February 14, 2005, we were not able to make all recommended changes given the short period of time between the comment letter date and the extended filing date.  However, provided we did include the following executive level overview at the beginning of the MD&A section entitled “Results from Operations”:

Results for the first half of fiscal 2005 reflect a continuation of the economic and industry trends we have seen over the last several quarters.  State and local government budgets remain somewhat soft, and these constraints appear to be limiting project expenditures.  Ongoing delays in the passage of the successor bill to the Transportation Equity Act for the 21st Century are exacerbating state reluctance to initiate the planning, design and construction of new transportation projects.  We anticipate the passage of a new transportation bill in fiscal 2005, and a ramping-up of state transportation expenditures in the wake of passage of this bill.  Although we are seeing indications of the recovery in spending by our industrial clients, many remain cautious regarding spending on new capital projects.  Continued low interest rates are driving demand for our commercial land development and redevelopment services, including brownfields development.  We see ongoing strength in this market, in part driven by our geographic focus in areas where demand is growing but supply of land and housing is constrained and in areas where there is significant population growth.  High energy prices and favorable energy legislation are supporting the continued interest in various energy production and distribution projects, including wind energy projects and evaluation of various options for importing LNG into the U.S.

In addition, we added the following quantitative discussion further clarifying organic activities that impacted net service revenue and operating income:

NSR from organic activities decreased during the three months ended December 31, 2004 compared to the same period last year, primarily due to the temporary postponement of several large government-related emissions tests and the unexpected softness in the transportation market which resulted in an estimated NSR and operating income decrease of approximately $1.8 million.  The impact of these delays was partially offset by adjustments to the estimates at completion on certain Exit Strategy contracts which contributed approximately $1.0 million to NSR and operating income during the six months ended December 31, 2004.

The Company will consider providing a tabular presentation of items that impact NSR and operating income, where appropriate, in future filings.

Contractual Obligations, -page 14

3.                                      Please provide a textual discussion of the interest rate assumption associated with the debt disclosed in the table.

The Company will make a disclosure, similar to the one below, in its future filings:

The obligations for long-term debt, subordinated notes and capitalized lease obligations include projected interest payments.  For contractual obligations that have variable interest rates, the weighted average interest rate at June 30, 2004 was used in calculating the future obligations.  For contractual obligations that have fixed interest rates, the fixed rate was used in calculating the future obligations.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Earnings per Share, page 24

4.                                      Please disclose the options and warrants that were excluded from the calculation of diluted EPS because to include them would cause anti-dilution, - See paragraph 40.c. of SFAS 128.

The following disclosure has been included in Note 4 to the Company’s financial statements contained in the Company’s Form 10-Q for the quarterly period ended December 31, 2004 (numbers in thousands):

For the three months ended December 31, 2004 and 2003 and the six months ended December 31, 2004, assumed conversion of the preferred stock would have slightly increased rather than decreased EPS (would have been “anti-dilutive”).  Therefore, conversion was not assumed for purposes of computing diluted EPS, and as a result, 932, 848 and 930 shares were excluded from the calculation of diluted EPS for the three months ended December 31, 2004 and 2003 and for the six months ended December 31, 2004, respectively.  For the six months ended December 31, 2003, assumed conversion of the preferred stock was dilutive, and therefore, conversion was assumed for purposes of computing diluted EPS.  The number of outstanding stock options and warrants excluded from the diluted EPS calculations, as they were anti-dilutive, were 857 and 694 for the three months ended December 31, 2004 and 2003, respectively, and 871 and 899 for the six months ended December 31, 2004 and 2003, respectively.

Stock-Based Compensation, page 26

5.                                      Please provide us with the supporting documentation related to your calculation of proforma basic and diluted earnings per share for each of the years in the three year period ended June 30, 2004.

The following table provides support for the calculations of proforma basic and diluted earnings per share for each of the years in the three year period ended June 30, 2004 (in thousands, except per share data):

Year ended June 30,	2004	2003	2002

Net income	$13,168	$9,818	$15,480
Net income available to common shareholders	12,433	9,052	15,103

Less: Compensation expense, net of income taxes	1,428	2,076	3,701

Proforma net income	$11,740	$7,742	$11,779
Proforma net income available to common shareholders	11,005	6,976	11,402

Basic shares	13,684	13,090	12,025
Diluted shares	15,477	13,917	13,571

Basic EPS - as reported	$0.91	$0.69	$1.26
Basis EPS - proforma	0.80	0.53	0.95

Diluted EPS - as reported	$0.85	$0.65	$1.14
Diluted EPS - proforma	0.76	0.50	0.87

Generally, stock options have a vesting provision whereby one-third vest upon issuance, one-third vest after one year and the remaining one-third vest after two years.  Accordingly, the estimated fair value of options at the grant date is recognized as compensation expense as follows:

One-third – recognized at date of grant

One-third – recognized over the twelve month vesting period

One-third – recognized over the twenty-four month vesting period

The following table provides additional information on the calculation of the annual compensation expense (in thousands):

Grant	# of	Fair Value of		Expense at Date	12-month Vesting Monthly	24-month Vesting Monthly	Compensation Expense Year Ended June 30,
Date	Options	Options		of Grant	Expense	Expense	2004	2003	2002
FY2004	251	$2,308		$769	$64	$32	$1,560	$—	$—
FY2003	254	1,563		521	43	22	462	1,001	—
FY2002	686	7,640	*	2,447	204	102	355	2,170	5,115
FY2001	547	2,587	*	858	71	36	3	148	720
FY2000	727	1,496	*	436	36	18	—	56	158
Pre-tax compensation expense							2,380	3,375	5,993
Income taxes							952	1,299	2,292
Compensation expense, net of taxes							$1,428	$2,076	$3,701

* Certain options granted had vesting terms different than those described above.

Note 9. Convertible Redeemable Preferred Stock

6.                                      Please tell us supplementally the basis of your decision that the redeemable preferred stock is not within the scope of SFAS No. 150.  Include a comprehensive discussion on the terms of your preferred stock agreement and how they relate to the guidance set forth in SFAS 150.  In particular, please reference paragraph 12a of SFAS No. 150.

On December 14, 2001 the Company issued to Fletcher International, Ltd. (“Holder”) 15,000 shares of Series A-1 Cumulative Convertible Preferred Stock at $1,000 per share (“Preferred Stock”).  The Preferred Stock has a par value of ten cents ($.10) per share.  Dividends accrue at a rate of 4% per annum, payable quarterly at TRC’s option in cash or by issuing a number of shares of TRC common stock (the “Common Stock”) equal to the dividend payment divided by the Average Market Price (defined below) on the dividend payment date.

The Average Market Price as of a particular date is defined as the average of the daily volume-weighted average prices of TRC Common Stock over the 40 business day period ending 3 business days prior to that date but no greater than the volume-weighted average price over the first 5 or last 5 business days of the same period.

The agreement provides the Holder with the right to convert, at any time prior to redemption, its shares of Preferred Stock into a fixed number (408,000) of shares of Common Stock (“Holder’s Conversion Right”).  The conversion price of $36.72 was based on 120% of the volume weighted price of the Common Stock as of December 14, 2001 (date of issuance of the Preferred Stock). Commencing after and excluding December 15, 2005, the Holder has the right to cause redemption of all or a portion of its shares of Preferred Stock for shares of Common Stock (“Holder’s Redemption Right”).  The number of shares of Common Stock to be issued by the Company will be determined by dividing the stated value of the shares of Preferred Stock being redeemed by the Average Market Price at the time of redemption, which shall not be less than $16.09 (“Floor Stock Price”).

TRC has the right to redeem for cash the Preferred Stock at any time when the volume-weighted average price of the Common Stock for any fifteen (15) business days in a consecutive twenty (20) business day period exceeds 175% of the Conversion Price or $64.26 (“Call Right”).  In the event the Holder chooses not to convert within sixty (60) days of notice of redemption, the redemption price in connection with a mandatory redemption by TRC is $1,000 per share of Preferred Stock, plus all accrued and unpaid dividends on the Preferred Stock.

All shares of Preferred Stock outstanding on December 14, 2006 are to be redeemed by TRC, at its election, for cash or shares of Common Stock (“Redemption Obligation”).  If TRC elects to redeem the shares of Preferred Stock for cash it will pay the Holder cash equal to the stated value of the Preferred Stock.  If TRC elects to redeem by issuing shares of Common Stock, the number of shares of Common Stock to be issued by the Company will be determined by dividing the stated value of the shares of Preferred Stock being redeemed by the Average Market Price at the time of redemption, which shall not be less than $16.09 (“Floor Stock Price”).

The Company considered the requirements of SFAS 150 and specifically Paragraph 12a, thereof, and concluded that this financial instrument is excluded from the scope of SFAS 150.  Paragraphs 9 – 15 of SFAS 150 discuss classification of instruments within the scope of the statement.  Based on the aforementioned Preferred Stock features, primarily the Company’s redemption settlement options, Paragraph 12 of SFAS 150 is governing with respect to classification of the Preferred Stock.  Support for this conclusion is provided below.

The Redemption Obligation enables the Company to elect settlement in either cash or common equity.  As a result of having the option of asset transfer or common equity settlement, and thus not being required to settle solely by transfer of assets, the Preferred Stock is not within the scope of paragraph 9 and therefore should be evaluated under paragraph 12.  This conclusion is supported by paragraph A23 of SFAS 150:

A23. Some instruments do not require the issuer to transfer assets to settle the obligation but, instead, unconditionally require the issuer to settle the obligation either by transferring assets or by issuing a variable number of its equity shares. Because those instruments do not require the issuer to settle by transfer of assets, those instruments are not within the scope of paragraph 9. However, those instruments may be classified as liabilities under paragraph 12 of this Statement.

The Company considered the impact of the Preferred Stock’s conversion feature in evaluating the SFAS 150 paragraph 10.  The conversion feature enables the Holder to covert its shares of Preferred Stock into a fixed number of shares of Common Stock.  As conversion is within the Holder’s control, the Company’s redemption of the Preferred Stock is a conditional obligation not certain to occur.  Accordingly, the Preferred Stock would be classified as a contingently redeemable security since it would be redeemed only if not converted.  At the March 17-18, 2004 EITF meeting, the SEC Observer further clarified the SEC staff’s position relating to conditionally redeemable preferred shares by stating that if a company issues preferred shares that are conditionally redeemable, the shares are not within the scope of Statement 150.

To further validate the conclusion that the Company should only consider paragraph 12 when determining whether its Preferred Stock is within the scope of SFAS 150, we refer the staff to paragraph B48 of SFAS 150.  Paragraph B48 discusses instruments, like TRC’s Preferred Stock, that permit the issuer to determine whether to settle its obligation by transferring assets or by issuing equity shares.  The Board concluded that liability classification within the scope of SFAS 150 should be considered for instruments that provide the issuer with the discretion to determine how an obligation will be settled, if and only if the conditions in paragraph 12 related to changes in monetary value are met.

B48. Certain financial instruments embody obligations that permit the issuer to determine whether it will settle the obligation by transferring assets or by issuing equity shares.  Because those obligations provide the issuer with discretion to avoid a transfer of assets, the Board concluded that those obligations should be treated like obligations that require settlement by issuance of equity shares.  That is, the Board concluded that this Statement should require liability classification of obligations that provide the issuer with the discretion to determine how the obligations will be settled if, and only if, the conditions in paragraph 12 related to changes in monetary value are met.

Given the above conclusions of the inapplicability of other scope paragraphs we refer the staff to Paragraph 12 of SFAS 150 which states:

12. A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.                                      A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b.                                      Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)

c.                                       Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

In its evaluation of the requirement of paragraph 12a, the Company considered the impact of the Floor Stock price.  Based on the redemption provision, the Preferred Stock may require, if not converted by the Holder, settlement by issuance of a variable number of shares of Common Stock.  The number of shares of Common Stock to be issued upon redemption is determined by dividing the stated value of the preferred shares ($15M) by the Average Market Price at the time of redemption, which shall not be less than the Floor Stock Price of $16.09.  As a result of the Floor Stock Price provision, the monetary amount of the redemption was neither fixed nor known at inception.  Accordingly, paragraph 12a does not apply to the Company’s Preferred Stock as the monetary value of the obligation is not based predominantly on a fixed amount known at inception.

The Company has provided further clarification below of its conclusion that the monetary amount (the fair value of the amount that TRC must convey to the Holder) is neither fixed nor known at inception by illustrating redemption when the Average Market Price is above and below the Floor Stock Price.  For this purpose we assume (1) that the Holder does not elect to convert its Preferred Stock to common stock thereby requiring the Company to fulfill its Redemption Obligation and (2) the Company will elect to fulfill its Redemption Obligation by issuing shares of Common Stock.

Provided that the Average Market Price remains above the Floor Stock Price, the Company could be obligated, at redemption, to issue a variable number of common shares that have a value equal to a fixed monetary amount.  The fixed monetary amount would be equal to the stated value of the Preferred Stock ($15M).  The variable number of shares will be determined by dividing the Average Market Value on the date of redemption by the stated value of the Preferred Stock.  For example, if we assume TRC’s Average Market Price at redemption is equal to $17.00, the Company will issue, to the Holder, 882,000 shares of its Common Shares ($15M/$17.00 Average Market Price) with a value of $15M.

However, to the extent the Average Market Price falls below the Floor Stock Price, the monetary amount would no longer be fixed nor known prior to redemption.  Under this scenario the number of shares of Common Stock to be conveyed becomes fixed at 932,000 ($15M stated value /$16.09 Floor Stock Price) and the value to be conveyed to the Holder becomes variable.  For example, assume the Average Market Price at redemption is equal to $12.00, the value to be conveyed to the Holder would be $11.2M (932,000 shares of Common Stock * $12.00 Average Market Price).  The Holder’s return is therefore variable (not fixed) and correlated to changes in the fair value of the issuer’s equity.  Consequently, the Holder of the Preferred Stock bears risk as the fair value of the Company’s shares decrease below the Floor Stock Price establishing an ownership relationship.

Given that the Average Market Price has, from time to time, over the term of the Preferred Stock been below the floor price of $16.09, and the corresponding redemption value has, at times, been below $15M, the Floor Stock Price provision is a substantive feature.  Therefore, the Floor Stock Price should not be disregarded in the context of paragraph 8 of SFAS 150 which recommends disregarding non-substantive minimal features.

Because the monetary value to be conveyed to the Holder upon redemption can fluctuate based on the Company’s equity price and thus is not fixed, the Preferred Stock is excluded from paragraph 12a of SFAS 150.  Paragraphs 12b and 12c apply to instruments whose monetary values are predominantly based on variations in something other than the fair value of the issuer’s equity shares or inversely related to changes in the fair value of the issuer’s equity shares.  Given the aforementioned direct relationship between the monetary value of the Preferred Stock and fluctuations in the Company’s equity price, paragraphs 12b and 12c are also not applicable.  As a result it is the Company’s conclusion that its instrument is excluded from SFAS 150.

7.                                      Supplementally tell us what your accounting policy is for the recognition of changes in the redemption value.  See Rule 5-02-28 of Regulation S-X and Topic D-98.

The Company’s policy for recognition of changes in the redemption value of the Preferred Stock follows guidelines provided in SEC Staff Accounting Bulletins Topic 3C: “Redeemable Preferred Stock”. Topic 3C requires that where the fair value at date of issue is less than the mandatory redemption amount, the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the Preferred Stock’s redemption value at the earliest redemption date.  As suggested in Topic 3C, the Company has and continues to consider the measurement guidance provided in Topic D-98.  The Company’s consideration of Topic D-98 relates to the variable redemption value discussed in the response to Question 6.

Topic D-98 states the following:

If the security is not redeemable currently (for example, because a contingency has not been met), and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable.  In that case, the SEC staff would expect disclosure of why it is not probable that the security will become redeemable.  If it is probable that the security will become redeemable, the staff will not object to either of the following accounting methods:

1.  Accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the security will become redeemable, if later) to the earliest redemption date of the security using an appropriate methodology, usually the interest method.  Changes in the redemption value are considered to be changes in accounting estimates and accounted for, and disclosed, in accordance with APB Opinion No. 20, Accounting Changes.

2.  Recognize changes in the redemption value (for example, market value) immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of each reporting period.  This method would view the end of the reporting period as if it were also the redemption date for the security.

As discussed in the response to question 6 above, the changes in the redemption value occur based on the movements in share price as defined by the Average Market Price.  When the Average Market Price is above the Floor Stock Price of $16.09, the redemption value is $15M.  To the extent the Average Market Price is below $16.09 the redemption value is variable.  Accordingly, in evaluating whether to recognize changes in the redemption value in accordance with EITF D-98 the Company considers whether to record a gain in those instances when the Average Market Value of the Common Stock is below the $16.09 Floor Stock Price.

Based on the volatility of the Average Market Price, the Company is unable to conclude that it is probable that the Preferred Stock will be redeemed at a share price below $16.09.  Therefore the Company is unable to conclude that a gain should be recognized when the Average Market Price is below $16.09.  The Average Market Price has been below $16.09 for five of the thirteen Balance Sheet dates since the issuance of the Preferred Stock.  In the current fiscal year, the Average Market Price was below $16.09 at September 30, 2004, but was above $16.09 at December 31, 2004.

As required in Rule 5-02-28 of Regulation S-X, the Company will describe its accounting policy for the recognition of changes in the redemption value in future filings.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Very truly yours,

/s/ Harold C. Elston, Jr.
Harold C. Elston, Jr.
Senior Vice President and Chief Financial Officer

5 Waterside Crossing

Windsor, CT 06095

860-298-6206